The Soop

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	430,364.99
Total Income	**$430,364.99**
Cost of Goods Sold	
Cost of Goods Sold	110,592.67
Total Cost of Goods Sold	**$110,592.67**
GROSS PROFIT	**$319,772.32**
Expenses	
Advertising & Marketing	21,605.26
Bank Charges & Merchant Account Fees	21,311.46
Car & Truck	8,682.56
Equipment Rental	3,392.38
Insurance	2,066.96
Interest Paid	105.00
Job Supplies	79.25
Legal & Professional Services	1,380.00
Meals & Entertainment	3,538.58
Office Supplies & Software	657.74
Other Business Expenses	1,470.57
Rent & Lease	46,667.78
Repairs & Maintenance	1,759.19
Salaries & Wages	58,609.94
Square Loan Fee	6,692.00
Taxes & Licenses	21,923.24
Uncategorized Expense	100.00
Utilities	18,915.43
Total Expenses	**$218,957.34**
NET OPERATING INCOME	**$100,814.98**
Other Expenses	
Reconciliation Discrepancies	-153.16
Total Other Expenses	**$ -153.16**
NET OTHER INCOME	**$153.16**
NET INCOME	**$100,968.14**

The Soop

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$19,467.65**
Other Current Assets	
Inventory	3,410.26
Undeposited Funds	0.00
Total Other Current Assets	**$3,410.26**
Total Current Assets	**$22,877.91**
Fixed Assets	**$33,567.40**
TOTAL ASSETS	**$56,445.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$7,660.19**
Total Current Liabilities	**$7,660.19**
Long-Term Liabilities	
Square Loan	32,200.00
Total Long-Term Liabilities	**$32,200.00**
Total Liabilities	**$39,860.19**
Equity	
Opening Balance Equity	7,423.77
Owner's Investment	75,900.00
Owner's Pay & Personal Expenses	-118,760.00
Retained Earnings	-48,946.79
Net Income	100,968.14
Total Equity	**$16,585.12**
TOTAL LIABILITIES AND EQUITY	**$56,445.31**

The Soop

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	100,968.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-21,277.62**
Net cash provided by operating activities	**$79,690.52**
FINANCING ACTIVITIES	
Square Loan	10,700.00
Opening Balance Equity	7,423.77
Owner's Investment	100.00
Owner's Pay & Personal Expenses	-113,260.00
Net cash provided by financing activities	**$ -95,036.23**
NET CASH INCREASE FOR PERIOD	**$ -15,345.71**
Cash at beginning of period	34,813.36
CASH AT END OF PERIOD	**$19,467.65**